  Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	September 08, 2020

Eldorado Gold Announces Update to its Board of Directors and
Completion of Redemption of $58.6 million of its Senior Secured Notes

VANCOUVER, BC - Eldorado Gold Corporation (“Eldorado” or “the Company”) announces that Dr. Michael Price will be stepping down from the Company’s Board effective September 30, 2020. As previously announced on July 20, 2020, Judith Mosely joined the Board effective September 1, 2020. This is consistent with Eldorado’s succession planning at the Board level.

The Company also reports that it has completed the redemption of $58.6 million of its senior secured notes. The Company announced that it had issued a redemption notice for these notes on July 30, 2020.

“On behalf of Eldorado and the Board of Directors, I would like to thank Mike for his ten years of service and substantial contributions to the Company. I would also like to welcome Judith to the Board,” said George Burns, President and CEO. “We are also pleased to announce the closing of the redemption of $59 million of our senior secured notes, which demonstrates our continued commitment to reducing our debt.”

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania and Brazil. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Peter Lekich, Manager Investor Relations
604.687.4018 or 1.888.353.8166 peter.lekich@eldoradogold.com

Media

Louise Burgess, Director Communications & Government Relations
604.601.6679 or 1.888.363.8166 louise.burgess@eldoradogold.com